[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
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194

SE 15045958 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Avenue
(No. and Street)

St. Louis (City) MO (State) 63119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace LLC
(Name – *if individual, state last, first, middle name*)

6 Cityplace Drive, Suite 900 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

AB 3/13

OATH OR AFFIRMATION

I, Steven Rull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA VENUS
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 11260286
My Commission Expires October 26, 2015

Signature

Managing Director

Title

Diana Venus

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

Table of Contents

BROWN SMITH WALLACE LLC

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Hancock Securities Group, LLC (a Missouri limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in Member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hancock Securities Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hancock Securities Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules at pages 10 – 12 have been subjected to audit procedures performed in conjunction with the audit of Hancock Securities Group, LLC's financial statements. The supplemental information is the responsibility of Hancock Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 24, 2015

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	245,264
Deposit with Clearing Organization	$	100,000
Receivable from Clearing Organization	$	235,086
Receivable from Affiliated Organization(s)	$	7,660
Prepaid Expenses and Other Current Assets	$	41,297
Total current assets	$	629,307
FIXED ASSETS		
Property and Equipment	$	16,655
Accumulated Depreciation	$	(3,637)
Fixed assets, net	$	13,018
TOTAL ASSETS	$	642,325

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	11,603
Commissions payable	$	206,100
TOTAL LIABILITIES	$	217,703
TOTAL MEMBER'S EQUITY	$	424,622
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	642,325

The accompanying notes are an integral part of these financial statements.

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Commissions	$	2,478,066
Interest and Dividends		11,605
Other Income		33,644
TOTAL REVENUE	$	2,523,315
EXPENSES		
Employee Compensation and Benefits		141,519
Broker's Commissions and Clearing Fees		2,046,417
General and Administrative Expenses		291,524
TOTAL EXPENSES	$	2,479,460
NET INCOME	$	43,855
Member's Equity, Beginning of Year, as previously reported		419,989
Prior Period Adjustments (see Note G)		(74,222)
Member's Equity, Beginning of Year, as restated		345,767
Member's Contribution		35,000
Net Income		43,855
MEMBER'S EQUITY, END OF YEAR	$	424,622

The accompanying notes are an integral part of these financial statements.

HANCOCK SECURITIES GROUP, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	43,855
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		2,210
(Increase) decrease in assets:		
Receivable from Clearing Organization		(26,909)
Receivable from Affiliated Organization		(3,662)
Prepaid Expenses and Other Assets		(9,122)
Increase (decrease) in liabilities:		
Accounts Payable		(982)
Commissions Payable		29,716
Deferred Income		(83,333)
Cash Used for Operating Activities		(48,227)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Fixed Assets		(6,149)
Cash Used for Investing Activities		(6,149)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions (Distributions)		35,000
Cash Provided by Financing Activities		35,000
NET INCREASE (DECREASE) IN CASH		(19,376)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		264,640
CASH AND CASH EQUIVALENTS, END OF YEAR	$	245,264

The accompanying notes are an integral part of these financial statements.

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION – Hancock Securities Group, LLC, a Missouri Limited Liability Company ("the Company"), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC ("the Parent"). The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS – The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Pershing, LLC ("Pershing"). The Company does not hold cash or securities for its clients. In accordance with the clearing agreement with Pershing, the Company is required to maintain a minimum deposit of $100,000 in cash and/or government securities with Pershing. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

From time to time, the Company earns Merchant Banking fees from mergers and acquisitions, restructuring or recapitalization, and private placement and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due diligence, brokerage, and consulting on the proposed transaction. In 2014, the Company earned no revenue from activity related to Merchant Banking.

CASH AND CASH EQUIVALENTS – For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK – Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and a securities broker-dealer. The banks provide $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. The securities broker-dealer provides $100,000 of coverage through the Securities Investor Protection Corporation. The banks and securities broker-dealer amounts were not in excess of insured limits at December 31, 2014. Management does not believe significant credits risks exist at December 31, 2014.

PROPERTY AND EQUIPMENT – Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to fifteen years. Contingent upon which time period ends first, leasehold improvements are amortized either based on the life of the improvement or the terms of the lease. Property and equipment consists of furniture, fixtures, and computer equipment.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income and changes in member's equity.

INCOME TAXES – The Company is a single member limited liability company and the current period net income (loss) (as applicable) is recognized on the Parent company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no tax provision is recorded by the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Parent company files income tax returns in the U.S. in both federal and state jurisdictions where it has determined filing requirements are met. Tax years that remain subject to examination by major tax jurisdictions are 2011 through 2014.

COMMISSIONS – Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2014, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

ADVERTISING – Advertising expenses are expensed as incurred. Advertising expense was $6,540 for the year ended December 31, 2014.

OTHER INCOME – Included in "Other Income" for 2014 within the statement of income and changes in member's equity is $29,040 in re-billable mark-up fees from Pershing related to postage. Additionally, included in "Interest and Dividends" is $7,523 in non-purpose loan interest from Pershing related to customer loans that use their investment portfolios as collateral.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities and claims exemption pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

C. CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. Additionally under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rule. At December 31, 2014, the Company's net capital was $306,224 or $56,224 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1 at December 31, 2014.

D. LEASES

The Company has entered into leases for office equipment, office space, and storage which have been properly classified as operating leases. Total lease expenses were $41,552 for the year ended December 31, 2014. The Company subleases building space and office equipment from its Parent and the Parent classifies the leases as operating leases also. Payments from the Company to the Parent pursuant to building space and office equipment subleases was $37,056 for the year ended December 31, 2014.

The following is a schedule by year of future minimum rental payments due under the operating lease agreements:

Year Ending December 31	*Amount*
2015	$20,566
2016	6,852
	$27,418

The Company leases equipment from the Parent for $1,375 per month (see Note E). Rent expense for the equipment amounted to $16,500 for the year ended December 31, 2014. Management's intent regarding the equipment lease is that it is ongoing in nature.

Storage space and other leased equipment from third parties resulted in lease expenses of $4,496 for the year ended December 31, 2014.

E. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent and an "Expense Sharing Agreement" was signed as of January 1, 2014. The Company reimbursed the Parent for office rent, equipment rent, operating expenses, management services, and workers compensation insurance totaling $124,884 for the year ended December 31, 2014 (see also Note D). Additionally, the Parent reimbursed the Company for the full amount of the cost of health insurance, HSA contributions, LTD and LTC insurance, and 401k expenses for the owners totaling $158,095 for the year ended December 31, 2014. The Parent also reimbursed the Company for travel, meals, and other miscellaneous expenses, totaling $2,106 for the year ended December 31, 2014. These payments are netted against each other, and amounts are settled on a monthly basis.

The Company also maintains business relationships with the following affiliated companies controlled by a common parent (Manchester Holdings, LLC): Hancock Investment Advisors, LLC; Hancock Institutional Advisors, LLC; and Hancock Management Services, LLC. These companies routinely share personnel, facilities, equipment, and services. For the proper evaluation and management of each individual company, each affiliated company bears all of its direct costs and, in addition, bears its

proportionate share of costs incurred for the benefit of the Hancock family of entities as a whole (i.e., no company should be unjustly enriched at the expense of another). All affiliate firms maintain proper records, books and accounts for all shared expenses, and amounts are settled on at least a monthly basis primarily through receivables from affiliate and payables to affiliate.

The Company entered into agreements with Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC and separate "Expense Sharing Agreements" were signed as of January 1, 2014. Each affiliated firm reimbursed the Company for its respective portion of shared expenses, office expenses (i.e., cleaning and office supplies), insurance and regulatory expenses. Hancock Investment Advisors reimbursed the Company $29,484 for these expenses, and Hancock Institutional Advisors reimbursed the Company $65,160 for these expenses for the year ended December 31, 2014. As payroll and commissions are paid by the Company, each affiliated company pays its respective allocation of salary, commission, and bonus. Hancock Investment Advisors reimbursed the Company $585,778 for these expenses, and Hancock Institutional Advisors reimbursed the Company $691,540 for these expenses for the year ended December 31, 2014. Additionally, other miscellaneous expenses are allocated as incurred (i.e., legal fees, meals and entertainment, travel, technology, etc.). Hancock Investment Advisors reimbursed the Company $35,520 for these expenses, and Hancock Institutional Advisors reimbursed the Company $94,919 for these expenses for the year ended December 31, 2014.

The Company also acts as an introducing broker/dealer to clients of Hancock Investment Advisors, LLC. All fees are negotiated on an arms-length basis. Hancock Investment Advisors reimbursed the Company each month for trade-related expenses (net of any trade-related commission income). For the year ended December 31, 2014, Hancock Investment Advisors reimbursed the Company for $17,861 for trade-related expenses (net of any trade-related commission income) and $6,970 for reimbursement of less predictable trade-related income included in the Sundry account.

The Company pays all expenses attributed to the brokerage business (including clearing fees, salaries, and employee benefits) and brokerage-related expenses (including commissions, regulatory fees, telephone, postage, travel, etc.).

F. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Company's matching contribution is 100% of the first 3% and 50% of the next 2% of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed maximum defined limitations. Contribution match for the year ended December 31, 2014 was $8,592.

G. PRIOR PERIOD ADJUSTMENTS

Member's equity at the beginning of 2014 has been adjusted to reflect for the proper recognition of certain 2013 revenues and expenses improperly included in operations for the year ended December 31, 2014. The correction resulted in removing $43,384 of commissions revenue and $34,273 in commissions expense out of current year operations with a corresponding increase to equity in the amount of $9,111 as of December 31, 2013.

Member's equity at the beginning of 2014 has been adjusted to reflect for the proper recognition of incentive payments received in 2012 related to the Company's conversion to Pershing. Pursuant to

guidance within ASC 605, *Revenue Recognition*, a deferred revenue amount should have been setup and amortized over the term of the clearing agreement which was noted to be three years. The correction resulted in a reduction to member's equity of $83,333 as of December 31, 2013 and a corresponding reduction to 2014 brokerage and clearing fees (included in the accompanying statement of income and changes in member's equity as broker's commissions and clearing fees) of $83,333. This reduction to brokerage and clearing fees results from the application of ASC 605-50-25-10 which addresses accounting for consideration received from a vendor.

H. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 24, 2015, the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 AS OF DECEMBER 31, 2014

(See Report of Independent Registered Public Accounting Firm)

	SCHEDULE I
MEMBER's EQUITY	
TOTAL CAPITAL	$ 424,622
LESS: DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid Expenses and Other Assets	105,380
Property and Equipment, net	13,018
Total Non-allowable assets:	$ 118,398
LESS: HAIRCUTS ON SECURITIES PURSUANT TO RULE 15c3-1	$ -
Net Capital	$ 306,224
Less: Net Capital Requirement	250,000
Net Capital in Excess of Requirement	$ 56,224
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable, and accrued expenses	217,703
TOTAL AGGREGATE INDEBTEDNESS	$ 217,703
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.71 to 1

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014 (as amended).

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(See Report of Independent Registered Public Accounting Firm)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" has been provided.

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

Schedule III

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(See Report of Independent Registered Public Accounting Firm)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii) and therefore no "Information for Possession or Control Requirements" has been provided.

HANCOCK SECURITIES GROUP, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
ON MANAGEMENT'S ASSERTION PURSUANT TO
EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

DECEMBER 31, 2014

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Hancock Securities Group, LLC (a Missouri limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in Member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hancock Securities Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hancock Securities Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules at pages 10 – 12 have been subjected to audit procedures performed in conjunction with the audit of Hancock Securities Group, LLC's financial statements. The supplemental information is the responsibility of Hancock Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 24, 2015

HANCOCK

Management Statement Regarding Exemption from SEC Rule 15c3-3
Year Ended December 31, 2014

Hancock Securities Group, LLC
SEC Registration No. 8-52180
FINRA Registration No. 103260

We, as members of management of Hancock Securities Group, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Hancock Securities Group, LLC

Steven Rull, Managing Member

2/24/15

Dated

Hancock Securities Group, LLC
Member FINRA, SIPC, MSRB
383 Marshall Avenue · St. Louis, MO 63119
(314) 997-3191 · www.hsg-hia.com

HANCOCK SECURITIES GROUP, LLC

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2014

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Hancock Securities Group, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7), as amended, to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hancock Securities Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Hancock Securities Group, LLC's compliance with the applicable instructions of Form SIPC-7. Hancock Securities Group, LLC's management is responsible for Hancock Securities Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries from the copy of checks paid and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and Pershing, LLC settlement statements, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and Pershing, LLC settlement statements supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 24, 2015

* AMENDED*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hancock Securities Group
383 Marshall Ave.
St. Louis, MO 63139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0999

WORKING COPY

2.	A. General Assessment (item 2e from page 2)	$ ~~2,746~~ 1,925
	B. Less payment made with SIPC-6 filed (exclude interest) July 21, 2014 3 February 2015 (Date Paid)	(~~1,464~~ 2,746)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	~~1,282~~ (821)
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ ~~1,282~~ (821)
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
	H. Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMENDED

Hancock Securities Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 15.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	~~$2,546,236~~ 2,523,316
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	~~1,260,159~~ 1,565,863
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	176,014
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	11,605
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	~~1,447,778~~ 1,753,482
2d. SIPC Net Operating Revenues	~~$1,098,458~~ 769,834
2e. General Assessment @ .0025	~~$2,746~~ 1,925
	(to page 1, line 2.A.)